EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                             THIRD QUARTER 1999

                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS  (Millions of dollars, except earnings per share)
-------------------------------------------------------------------------------
                                Third Quarter                  Nine Months
                           -----------------------      -----------------------
                                           Percent                      Percent
                            1999    1998   Change        1999    1998   Change
                           -----------------------      -----------------------
Net sales                  $1,577    $909    73         $3,661  $2,836    29
Net earnings                   58      86   (33)           159     365   (56)
Net earnings, excluding
   non-recurring items*        82      89    (8)           302     320    (6)
Net earnings per
   common share:
   - Basic                 $  .27    $.49   (45)        $  .85  $ 2.02   (58)
   - Diluted               $  .26    $.48   (46)        $  .84  $ 1.98   (58)
Net earnings per
   common share,
   excluding non-
   recurring items*:
   - Basic                 $  .38    $.51   (25)        $ 1.62  $ 1.77    (8)
   - Diluted               $  .37    $.50   (26)        $ 1.60  $ 1.74    (8)
-------------------------------------------------------------------------------
* Significant non-recurring items include:
  - 1999: (third quarter) restructuring charges; (second quarter) write-off of purchased in-process research and development in connection with the acquisition of Morton, charge related to 1998 joint venture dispositions and restructuring charges in the Electronics Materials segment;
  (first quarter) Electronic Materials segment asset write-downs and other restructuring charges mostly associated with the 48%-owned Rodel affiliate and gains related to environmental remediation related insurance settlements.
  - 1998: (second quarter) gains on the sale of joint venture interests in AtoHaas and RohMax, asset write-downs and business realignment costs;
  (second and third quarter) loss on early extinguishment of debt.


                        SALES BY BUSINESS SEGMENT
                           Millions of dollars
           ---------------------------------------------------
           PERFORMANCE POLYMERS           $899
           CHEMICAL SPECIALTIES           $305     [PIE CHART]
           ELECTRONIC MATERIALS           $210
           SALT                           $163


                            SALES BY GEOGRAPHY
                           Millions of dollars
           ---------------------------------------------------
                                           NORTH AMERICA  $937
           [PIE CHART]                     EUROPE         $400
                                           ASIA-PACIFIC   $162
                                           LATIN AMERICA  $ 78

                         =======================
                         == CHAIRMAN'S LETTER ==
                         =======================

Rohm and Haas's third quarter results reflect the strengths of the company:

     * Our businesses showed the operating strength we've come to expect;

     *  We saw good demand geographically;

     * And we made a fast start in our integration and cost reduction efforts -- achieving a $100 million lower run rate by the end of September.

The third quarter earnings per share of $.37, absent unusual charges, show that we are delivering a good return to shareholders.

The most notable event during the quarter occurred when Larry Wilson retired on September 30th after 11 years as CEO, 35 years overall with Rohm and Haas. Jay Stewart, former chairman of the acquired Morton
International and Vice Chairman of Rohm and Haas, retired at the end of October. We will forever be in debt to these two leaders for the lasting contributions they have made to the new Rohm and Haas Company.

It will be my job to build upon their legacy with the able help of a very strong and motivated leadership team at Rohm and Haas Company.

And we will grow from a strong starting position. Rohm and Haas has taken a number of steps in recent years to strengthen the quality of our product portfolio so that it has an even tighter focus on the high-growth market segments. Efficiency and tight cost control have become a core competency. Our ability to identify opportunities for cost savings, then achieve them quickly is reflected on our fast progress on the Morton integration. And, finally, we are poised for profitable growth. We have a few more quarters of dilution ahead of us as we work through integration costs, but we expect good demand and good growth to follow.


/s/  Raj L. Gupta
     Raj L. Gupta
     Chairman and CEO

     November 15, 1999

                 ========================================
                 == MANAGEMENT DISCUSSION AND ANALYSIS ==
                 ========================================

The company acquired LeaRonal, Inc. (LeaRonal), an electronic materials business, on January 26, 1999 and acquired Morton International, Inc. (Morton), a specialty chemicals producer, on June 21, 1999 (see details of these transactions under "Liquidity, Capital Resources and Other Financial Data" below). The results of LeaRonal and Morton have been included in the consolidated financial statements since the dates of acquisition. Unaudited pro forma information is presented in both the table on page 3 and in the Notes to Consolidated Financial Statements.

Within the following discussion, unless otherwise stated, "quarter" and "nine-month period" refer to the third quarter of 1999 and the nine months ended September 30, 1999. All comparisons are with the corresponding periods in the previous year, unless otherwise stated.


THIRD QUARTER 1999 VERSUS
THIRD QUARTER 1998

After recording non-recurring charges discussed below, the company reported earnings of $58 million for the quarter compared to earnings of $86 million in 1998. Diluted earnings per common share was $.26 compared with $.48 in 1998. Earnings excluding non-recurring items for the quarter were $82 million versus $89 million in the prior year. Quarterly diluted earnings per common share on this basis was $.37 in 1999 versus $.50 per share in the comparable period of 1998.

The quarter includes an after-tax charge of $19 million, or $.09 per share, for restructuring costs resulting both from the integration of Morton and the company's redesign of its selling and administrative infrastructure. The charge is primarily composed of severance costs. In addition, an after-tax charge of $5 million, or $.02 per share, was recorded as Other Expense in the quarter for other integration costs, primarily outside consultants. The third quarter of 1998 results included an extraordinary after-tax charge of $3 million, or $.02 per share, related to an early extinguishment of debt. (A reconciliation from reported earnings to earnings excluding non-recurring items by business segment is presented in the tables on page 5.)

Acquisitions during 1999, which were accounted for using the purchase method, significantly impact the comparability of results for the quarter and nine-month periods. Accordingly, pro forma sales and earnings excluding non-recurring items for the 1998 periods and nine months of 1999 are provided to facilitate comparisons. The pro forma results include Morton and LeaRonal as if the acquisitions had occurred on January 1, 1998. Pro forma adjustments have been made primarily to reflect increased goodwill and intangible amortization and interest expense. Cost savings from integration efforts have not been reflected. Non-recurring items are excluded from pro forma earnings. Consequently, the pro forma results do not reflect the actual earnings had the acquisitions occurred on the dates indicated, and are not intended to be a projection of future results or trends.

The table on page 3 reflects business segment sales and earnings excluding non-recurring items for the quarter. The quarter and nine months ended September 30, 1998 and the nine months ended September 30, 1999 are presented on a pro forma basis. Geographic sales information is also presented.

Reported sales for the quarter increased to $1,577 million from $909 million in the 1998 period, reflecting 1999 acquisitions. Pro forma sales increased 2% for the quarter due to higher sales in the Performance Polymers businesses in all regions and to higher sales in the Electronic Materials segment. Earnings excluding non-recurring items decreased 8%, primarily as a result of a lower selling price and higher raw material cost relationship in the quarter and acquisition-related interest and amortization expense.
In addition, earnings were impacted by the lower gross profit margin businesses acquired with Morton, such as Salt, and a non-recurring after-tax charge to costs of goods sold of $7 million, or $.03 per share, resulting from the sale of certain Morton inventories which had been written up to fair value in connection with the acquisition.

Performance Polymers sales increased to $899 million in the quarter from reported sales of $574 million in the 1998 period. Pro forma sales increased 1%, largely a result of volume in acrylic-based products. Sales increases were primarily in North America in the Coatings, Plastic Additives, Specialty Polymers and Adhesives and Sealants businesses. Reported earnings for the quarter were $92 million

PRO FORMA SALES BY BUSINESS SEGMENT AND GEOGRAPHY (in millions)
------------------------------------------------------------------------------
                                                     (Unaudited)
                                         Quarter Ended      Nine Months Ended
                                         September 30,        September 30,
                                      -------------------   ------------------
                                                   Pro        Pro        Pro
                                                   Forma      Forma      Forma
                                        1999       1998       1999       1998
BUSINESS SEGMENT                      ----------------------------------------
   Performance Polymers               $  899     $  891     $2,694     $2,697
   Chemical Specialties                  305        303      1,024      1,000
   Electronic Materials                  210        193        631        604
   Salt                                  163        167        625        552
---------------------------------------------------------   ------------------
      Total                           $1,577     $1,554     $4,974     $4,853
---------------------------------------------------------   ------------------
CUSTOMER LOCATION
   North America                      $  937     $  951     $2,987     $2,962
   Europe                                400        408      1,318      1,316
   Asia-Pacific                          162        122        465        375
   Latin America                          78         73        204        200
---------------------------------------------------------   ------------------
      Total                           $1,577     $1,554     $4,974     $4,853
---------------------------------------------------------   ------------------

PRO FORMA NET EARNINGS, EXCLUDING NON-RECURRING ITEMS,
BY BUSINESS SEGMENT
------------------------------------------------------------------------------
                                                     (Unaudited)
BUSINESS SEGMENT
   Performance Polymers               $  104     $   96     $  319     $  294
   Chemical Specialties                   26         20        108        103
   Electronic Materials                   13         11         37         46
   Salt                                    0          2         33         19
   Corporate                             (61)       (66)      (214)      (210)
---------------------------------------------------------   ------------------
      Total                           $   82     $   63     $  283     $  252
---------------------------------------------------------   ------------------


($104 million excluding non-recurring items) versus $77 million in the prior year period. Pro forma earnings, which exclude non-recurring items, increased 8% as a result of volume-driven increases in Coatings, Plastic Additives and Specialty Polymers.

Chemical Specialties sales increased $66 million to $305 million in the quarter from $239 million in 1998. Pro forma sales increased 1%. This growth was attributable to Agricultural Chemicals, primarily due to a recovery of the Dithane business in Asia-Pacific and stronger Goal fungicide sales in North America. In addition, the combined results of the Consumer and Industrial Specialties businesses (Ion Exchange Resins, Formulation Chemicals and Biocides) impacted sales favorably, particularly in Asia-Pacific and Europe. Reported earnings for the quarter were $21 million ($26 million excluding non-recurring items) versus $14 million in the prior year period. Pro forma earnings increased 30% driven largely by earnings in the Agricultural Chemicals business as a result of the volume growth discussed above, efficient plant operations and lower overall selling and administrative expenses in Europe. Consumer and Industrial Specialties businesses also contributed to the earnings increase.

Electronic Materials sales increased $114 million to $210 million in the quarter from $96 million in the comparable 1998 period. Sales on a pro forma basis increased 9% due to higher sales in the Microelectronics (Micro) and the Shipley Ronal (formerly Printed Wiring Board) businesses, especially in Asia-Pacific and North America. Micro sales exhibited particular strength in its deep-UV photoresist line with double-digit sales increases. Reported earnings for the quarter were $12 million ($13 million excluding non-recurring items) versus $9 million in the prior year period. Pro forma earnings increased $2 million in the quarter reflecting the impact of strong revenue growth.

Salt sales were $163 million in the quarter. Included in a full quarter's results for the first time this quarter, this business includes salt for a variety of uses, such as grocery table salt, food processing, industrial processing, water softening and highway icing control. Pro forma sales decreased 2%. Though growth in North America for the quarter was strong, driven by non-food retail sales, sales in Europe were down as a result of a decline in the food processing market. No earnings were reported largely as a result of goodwill and intangible amortization charges and a one-time acquisition-related charge for FIFO-based European inventories.

Corporate expenses totaled $67 million in the quarter compared to $14 million in the prior year period. This increase was a result of interest expense from the financing of 1999 acquisitions. Included in the quarter was an after tax charge of $6 million, or $.03 per share, for restructuring and other infrastructure and integration costs, primarily outside consultants. The third quarter of 1998 includes a $3 million after-tax charge for an extraordinary loss related to the early extinguishment of debt. On a pro forma basis corporate expenses for the quarter were down 8%.

The third quarter gross profit margin was 35%, down from 38% from the prior year period. This change reflects the impact of former Morton businesses which operate at lower margins than most legacy Rohm and Haas businesses. Higher depreciation expense resulting from fair values assigned to acquired assets had an impact as did the effect of a non-recurring after-tax charge to costs of goods sold of $7 million, or $.03 per share. This charge resulted from the write up to market value of certain Morton inventories in connection with the acquisition.

Selling, administrative and research expenses (SAR) increased $118 million for the quarter versus the 1998 period. Excluding expenses of LeaRonal and Morton, acquired in 1999, SAR decreased approximately 5%, but as a percentage of net sales was 21%, comparable to the prior period percentage of 22%. Interest expense increased for the quarter to $66 million from $5 million in 1998, due to higher debt levels resulting from the LeaRonal and Morton acquisitions.

A provision for restructuring of $30 million was recognized in the quarter for costs related both to the integration of Morton and the company's redesign of its selling and administrative infrastructure. This after-tax charge of $19 million, or $.09 per share, is primarily composed of severance costs for approximately 500 people. The charge is net of certain after-tax pension settlement and curtailment gains. Further settlement gains will be realized over the next year to eighteen months. An additional $32 million severance-related reserve associated primarily with staff reductions of approximately 350 people in the acquired company was recorded as an increase to goodwill. Further charges are expected in the future as integration plans develop.

The effective tax rate for the third quarter of 1999 was 41% and 38% on a pro forma basis. The rate reflects the effect of certain non-deductible amortization charges resulting from the company's 1999 acquisition activities. The rate was 33% for the third quarter of 1998.


NINE MONTHS 1999 VERSUS
NINE MONTHS 1998

Earnings for the nine month period were $159 million compared to prior year's earnings of $365 million. Diluted earnings per common share was $.84 compared to $1.98 in 1998. As shown in the table on page 5 both 1999 and 1998 included certain non-recurring items. Earnings excluding these items for the nine month period were $302 million, down 6% from 1998 earnings of $320 million. (Earnings for the nine month period by business segment excluding non-recurring items are presented in the chart on page 5, which should be read in conjunction with the presentation on page 12.)

RECONCILIATION OF EARNINGS AS REPORTED TO EARNINGS EXCLUDING
NON-RECURRING ITEMS, NET OF TAX (in millions)
------------------------------------------------------------------------------
                                         Quarter Ended      Nine Months Ended
                                         September 30,        September 30,
                                      -------------------   ------------------
                                        1999       1998       1999       1998
                                      ----------------------------------------
EARNINGS AS REPORTED                    $ 58       $ 86       $159       $365
   - IPR&D charge                         --         --        105         --
   - Provision for restructuring          19         --         19         --
   - Joint venture dispositions           --         --         14        (76)
   - Remediation related insurance
        settlements                       --         --        (13)        --
   - Asset write-downs, integration
        and other costs                   --         --          8         18
   - Early extinguishment of debt         --          3         --         13
   - Infrastructure and integration
        costs, primarily outside
        consultants                        5         --         10         --
---------------------------------------------------------   ------------------
EARNINGS EXCLUDING NON-RECURRING ITEMS  $ 82       $ 89       $302       $320
---------------------------------------------------------   ------------------

EARNINGS BY BUSINESS SEGMENT EXCLUDING NON-RECURRING ITEMS*
------------------------------------------------------------------------------
                                         Quarter Ended      Nine Months Ended
                                         September 30,        September 30,
                                      -------------------   ------------------
                                        1999       1998       1999       1998
BUSINESS SEGMENT                      ----------------------------------------
   Performance Polymers                 $104       $ 77       $274       $240
   Chemical Specialties                   26         14         95         87
   Electronic Materials                   13          9         40         35
   Salt                                   --         --         --         --
   Corporate                             (61)       (11)      (107)       (42)
---------------------------------------------------------   ------------------
      Total                             $ 82       $ 89       $302       $320
---------------------------------------------------------   ------------------
* Must be read in conjunction with presentation by business segment on page 12.


Sales for the first nine months of 1999 increased to $3,661 million from $2,836 million in 1998. The increase in sales includes contributions from the acquired Morton and LeaRonal businesses from the respective dates of acquisitions. On a pro forma basis, sales grew 3%. The company's reported earnings, excluding non-recurring items, decreased 6% primarily because of acquisition-related interest and amortization expenses. Diluted earnings per common share excluding non-recurring items was $1.60 versus $1.74 in the first nine months of 1998.

Performance Polymers sales increased to $2,082 million in the nine month period from $1,739 million in 1998. Pro forma sales were flat. Despite volume gains in each of the businesses within Performance Polymers, sales in Coatings and Monomers decreased, reflecting lower selling prices. These decreases were slightly offset by an increase in Plastic Additives. Sales declined in all regions with the exception of Asia Pacific, despite higher volume world-wide. Reported earnings excluding non-recurring items increased to $274 million for the nine month period from $240 million in the compa-rable prior year period. Pro forma earnings increased 9% largely on volume but was also helped by lower raw material costs (not expected to continue into the fourth quarter) and smooth plant operations.

Chemical Specialties sales increased to $898 million in the nine month period from 1998 sales of $804 million. Pro forma sales increased 2%, largely due to sales in Agricultural Chemicals, particularly in Asia-Pacific and Europe, and to sales in the Consumer and Industrial Specialties businesses, particularly Formulation Chemicals. Reported earnings excluding non-recurring items for the nine month period increased 9% from the prior year period. On a pro forma basis earnings increased 5% primarily because of Agricultural Chemicals which benefited from favorable weather conditions throughout 1999 and the recovery of certain important local economies.

Electronic Materials sales increased to $501 million in the nine month period from $293 million in 1998 as a result of the LeaRonal and Morton acquisitions in 1999. Pro forma sales increased 4% on volume in both Micro and Shipley Ronal. Reported earnings excluding non-recurring items for the period increased to $40 million from $35 million in the 1998 period. Pro forma earnings decreased 20% for the nine month period due to the erosion of selling price in the dry film business acquired with Morton.

Corporate expenses totaled $223 million in the nine month period comparing unfavorably to $55 million in the prior year. Included in 1999 corporate expenses are non-recurring items such as a $105 million charge for in-process research and development (IPR&D), an after-tax charge of $14 million, or $.08 per share, to settle a matter related to the company's 1998 sale of the AtoHaas joint venture, an after-tax gain of $13 million resulting from a favorable settlement with insurance carriers over certain environmental remediation matters and integration-related costs. Excluding non-recurring items, corporate expenses increased primarily as a result of higher interest expense. Corporate expenses increased 2% compared to 1998 on a pro forma basis.

The gross profit margin for the nine month period of 1999 was 38% versus 40% in the prior year period. This change reflects in part the impact of former Morton businesses which operate at lower margins. Also having an impact is higher depreciation expense resulting from the step-up to fair value of acquired assets. Also, 3% unfavorable selling prices were not fully offset by favorable raw material costs.

Interest expense increased to $95 million in 1999 from $26 million in 1998, due largely to higher debt levels resulting from 1999 acquisitions. Other income was $1 million for 1999, compared with expense of $19 million for 1998. The 1998 amount reflects a second quarter asset write-down and business alignment costs.

The effective tax rate for the nine month period was 50%, up from 36% from the prior year period, largely as a result of the non-deductible write-off of IPR&D. Excluding this charge, the effective tax rate was 38%. The 1999 rate also reflects the effect of non-deductible amortization charges resulting from the company's 1999 acquisition activities.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

On June 21, 1999, the company acquired Morton for cash of $3 billion and the issuance of 45,121,227 shares of common stock, for a total transaction value of approximately $4.9 billion, including the assumption of $272 million of debt. The cash portion of the acquisition was financed primarily through a combination of commercial paper and issuance of longer term instruments (see below). As of September 30, 1999, $32 million had not yet been paid to former Morton shareholders pending the tender of their shares. This is reflected in accounts payable and accrued liabilities. Accounted for by the purchase method, the financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition, pending final determination of the fair value of certain acquired assets and liabilities. The allocation as of September 30, 1999, has resulted in acquired goodwill of $1.5 billion, which is being amortized on a straight-line basis over 40 years. Based on an independent appraisal, $105 million of the purchase price was allocated to in-process research and development, which was recorded as a charge in the second quarter of 1999.

Plans are currently in development to integrate the operations of the companies. In the third quarter these plans resulted in the recognition of certain restructuring costs, primarily severance charges for approximately 850 people. These costs totaled $62 million, of which $30 million associated with legacy Rohm and Haas was recorded as a one-time charge with the balance of $32 million, associated with the acquired companies, recorded as an increase to goodwill. These charges are discussed in more detail above.

In late January 1999, the company acquired all of the outstanding shares of LeaRonal for approximately $460 million. LeaRonal develops and manufactures specialty chemical processes used in the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating and also provides processes for metal-finishing applications. The acquisition, financed primarily through commercial paper, was accounted for using the purchase method. The financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition, later analysis of certain acquired assets and liabilities and the effects of plans now under way to integrate the two companies, including asset write-downs and severance costs. The allocation as of September 30, 1999, has resulted in acquired goodwill of approximately $210 million, which is being amortized on a straight-line basis over 40 years. The results of LeaRonal have been included in the consolidated financial statements since the date of acquisition.

Also in 1999, the company purchased an additional 15% interest in its Rodel affiliate, bringing its total interest to 48%. These investments total approximately $149 million. The Rodel investment is accounted for on the equity method with the company's share of earnings reported as equity in affiliates.

On July 6, 1999, the company issued $2 billion of long-term debt, refinancing a portion of the commercial paper borrowings used as initial financing for the above transactions. These debt securities include $500 million of five-year 6.95% notes, $500 million of ten-year 7.40% notes and $1 billion of thirty-year 7.85% debentures. Each series of securities will mature on July 15 of its respective year of maturity with interest payable semiannually on January 15 and July 15 of each year, beginning January 15, 2000. The securities are senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness. The securities contain restrictions similar to the company's other long-term debt. There are no restrictions on the payment of dividends.

Net cash in-flows during the nine month period included these transactions and resulted in a $67 million increase in cash and cash equivalents versus year-end 1998. Free cash flows for the first nine months of 1999 versus the prior-year period were as follows:

                             Nine Months Ended
                               September 30,
                             -----------------
                              1999       1998
                             -----------------
Cash provided by
  operating activities       $521        $519
Capital additions            (198)       (137)
Dividends                    (100)        (95)
                             -----------------
Free cash flow               $223        $287
                             -----------------

Fixed asset additions during the nine month period included acrylics expansion in Texas; Coatings expansion in Kentucky; spending on emulsions plants in Spain and China and additional investment in the Agricultural Chemicals business. Spending for the full year, excluding additions related to acquired companies, is expected to be approximately $265 million.

The debt ratio was 52% as of September 30, 1999, compared with 25% at year-end 1998, reflecting the effect of the issuance of debt as discussed above. (The debt ratio is total debt, net of cash, divided by the sum of net debt, minority interest, stockholders' equity and ESOP shares.)

The company is a party in various government enforcement and private actions associated with former waste disposal sites and is also involved in potential remediations at some of its manufacturing facilities. At September 30, 1999, the reserves for remediation were $172 million, compared to $131 million at December 31, 1998. The 1999 amount includes $49 million of reserves for remediation related to Morton. The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Recoveries typically determine coverage for both past and future environmental spending. In the first nine months of 1999 and 1998 $10 million, and $9 million, respectively, were charged to earnings before tax for environmental remediation. In the 1999 period, the company recorded income before tax of $22 million for remediation related insurance recoveries. The 1999 and 1998 charges include the aggregation of several small environmental accruals.

During 1996, the U.S. EPA notified Morton of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. Morton retained an outside law firm to investigate, and it was confirmed that such reports had been falsified over a period of years. Other environmental problems at the plant were also identified, and the investigation has been expanded to address the additional issues. The company has been served with a draft multi-count complaint and grand jury subpoenas seeking documents related to wastewater discharge and groundwater monitoring reporting at Moss Point. Morton has furnished the requested documents, and is cooperating with the environmental authorities. As a result of these irregularities and possible violations, the company may be exposed to material fines, penalties, and remedial expenses, but is unable to determine the ultimate resolution.

In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $148 million. This amount does not include reasonably possible loss contingencies related to certain Morton sites as these contingencies have not yet been fully assessed. The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a mate-rial adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given quarter.

On October 26, 1999 the board of directors declared a regular quarterly dividend on common shares of 19 cents per common share payable December 1, 1999 to stockholders of record on November 5, 1999. During the third quarter of 1999, the company redeemed the $2.75 cumulative convertible preferred stock under the terms of the issue.

On November 12, 1999, the company settled its obligations to a third party under an accelerated stock repurchase program for $62 million. Under the terms of the program, initiated in 1998, the final cost to the company reflected the average share price paid by the third party in the market over an extended trading period.

In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes a new model for the accounting and reporting of derivative and hedging transactions.
The statement amends a number of existing standards and, as amended by SFAS No. 137, is scheduled to be effective for fiscal years beginning after June 15, 2000. The company expects to adopt this standard as required in fiscal year 2001 and, because of continual business-driven changes to its derivatives and hedging programs, has not fully assessed its potential impact on its financial position or results of operations.

During 1996 management initiated an enterprise-wide program to prepare the company's computer systems and applications for the year 2000, and, in 1997, began assessing supply chain and customer implications and process control. All of the company's centralized computer systems have been inventoried and assessed to determine their Year 2000 readiness. Remediation of all systems is essentially complete. For the most significant of these remediated systems, testing and implementation into normal operations ("reintegration") was completed by June 30, 1999. While a few projects remain open and are being closely monitored, none are expected to cause business disruption, even if they are not completed by year end; nevertheless, all are scheduled for completion before that time.

In mid-June, 1999, a test of the key systems supporting supply chain and related processes was completed. This test confirmed that the systems that enable order processing, manufacturing, logistics and related activities are not likely to fail as a result of the date change. In addition to these tested internal systems and processes, the company has placed a high priority on continuing to assess and update the status of its critical suppliers and business partners, such as warehouses, toll manufacturers, distributors and transportation services.

The company expects all of its internal remediation and testing to be completed as stated above; however, despite its best efforts, business may be interrupted with potentially material effects on its financial position or results of operations if any of the following occur: external supply of raw materials or utilities is delayed or unavailable for an extended period; manufacturing systems fail; or central corporate computer systems fail. To limit the effects of these potential failures, the company has completed corporate contingency planning guidelines and business units, staff functions and plant sites have completed contingency plans for potential disruptions of critical systems or processes. Final contingency plans across the company were completed by September 30, 1999. Examples of contingency plans include a "freezing" of modifications to computer systems, ensuring availability of additional information technology personnel during the critical time period, backing-up systems at off-site facilities, making alternate raw material supply arrangements, and preparing for routine, temporary shut-downs of certain plants and facilities. In addition, the company has standard operating procedures in place for a safe and orderly shut-down of systems and facilities should this be necessary.

A significant proportion of the costs associated with the Year 2000 effort represent the redeployment of existing information technology resources. In addition, consulting and other expenses related to software application and facilities enhancements necessary to prepare the systems for the year 2000 will be incurred. Approximately 90% of these costs, which are expected to total $18 million, have been incurred and charged to expense through September 30, 1999.

This discussion contains forward-looking statements based, in part, on assumptions such as the following: that the manufacturers of the company's computer systems and software have correctly represented the year 2000 status of their products; that the company's suppliers and customers will meet their stated year 2000 compliance obligations; and that the company's own investigation, remediation, testing and systems implementations are successful. The year 2000 discussions and other forward-looking statements made in this report are based on current expectations and are subject to the risks and uncertainties discussed here as well as those detailed in the "Cautionary Statements" section of the 1998 Form 10-K filed with the Securities and Exchange Commission on February 26, 1999 and the Form S-4 filed on May 21, 1999.

                     ============================================
                     == ROHM AND HAAS COMPANY AND SUBSIDIARIES ==
                     ============================================

SALES BY BUSINESS SEGMENT AND GEOGRAPHY  (Millions of dollars)
---------------------------------------------------------------------------------------
THIRD QUARTER 1999 AND 1998
---------------------------------------------------------------------------------------
                 Performance       Chemical      Electronic
                   Polymers       Specialties    Materials      Salt         Total
               ---------------    -----------    ----------    ------    --------------
                1999      1998*   1999   1998*   1999  1998*    1999      1999    1998*
               ---------------    -----------    ----------     ----     --------------
North America  $  581   $  384    $136   $ 90    $ 99  $ 44     $121     $  937  $  518
Europe            234      124      74     66      50    23       42        400     213
Asia-Pacific       53       40      48     38      61    29       --        162     107
Latin America      31       26      47     45      --    --       --         78      71
               ---------------    -----------    ----------     ----     --------------
Total          $  899   $  574    $305   $239    $210  $ 96     $163     $1,577  $  909
               ---------------    -----------    ----------    ------    --------------

---------------------------------------------------------------------------------------
FIRST NINE MONTHS 1999 AND 1998
---------------------------------------------------------------------------------------
                 Performance       Chemical      Electronic
                   Polymers       Specialties    Materials      Salt         Total
               ---------------    -----------    ----------    ------    --------------
                1999      1998*   1999   1998*   1999  1998*    1999      1999    1998*
               ---------------    -----------    ----------     ----     --------------
North America  $1,351   $1,139    $363   $310    $231  $134     $134     $2,079  $1,583
Europe            516      408     255    252     116    70       46        933     730
Asia-Pacific      135      119     158    122     154    89       --        447     330
Latin America      80       73     122    120      --    --       --        202     193
               ---------------    -----------    ----------     ----     --------------
Total          $2,082   $1,739    $898   $804    $501  $293     $180     $3,661  $2,836
               ---------------    -----------    ----------     ----     --------------

*Certain reclassifications were made to conform to current year segment presentation.

Rohm and Haas Company and Subsidiaries
NET EARNINGS BY BUSINESS SEGMENT(1)
-------------------------------------------------------------------------------
                                       Quarter Ended        Nine Months Ended
                                       September 30,          September 30,
                                   ---------------------   --------------------
                                      1999       1998         1999       1998
                                   --------------------------------------------
                                              (Millions of dollars)
BUSINESS SEGMENT                   --------------------------------------------
Performance Polymers                 $  92       $ 77        $ 262       $314
Chemical Specialties                    21         14           90         72
Electronic Materials                    12          9           31         34
Salt                                    --         --           (1)        --
Corporate(2)                           (67)       (14)        (223)       (55)
---------------------------------------------------------   -------------------
      Total                          $  58       $ 86        $ 159       $365
---------------------------------------------------------   -------------------
(1) Segment earnings reflect after-tax operating results, net of acquisition-related amortization of goodwill and other assets. 1998 results have been restated to reflect the business segmentation adopted in the third quarter of 1999.
(2) Corporate includes non-operating items such as interest income and expense, corporate governance costs and corporate exploratory research.
In 1998, it includes loss on early extinguishment of debt, while in the nine months ended September 1999, it includes a $105 charge for purchased in-process research and development costs associated with the Morton acquisition.


ANALYSIS OF CHANGE IN BASIC PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
----------------------------------------------------------------------
                                              $/Share (after-tax)
                                         -----------------------------
                                            THIRD           FIRST
                                           QUARTER        NINE MONTHS
GROSS PROFIT                             ------------    --------------
Selling prices                            $ (.09)           $ (.42)
Raw material costs                           .03               .28
Physical volume, product mix and other       .25               .43
Morton effect on gross profit                .58               .65
Currency effect on gross profit               --               .02
-----------------------------------------------------    ---------------
     Increase in gross profit                .77               .96
-----------------------------------------------------    ---------------
OTHER CAUSES
Purchased in-process research
   and development                            --              (.59)
Selling, administrative and
   research expenses*                       (.07)             (.20)
Provision for restructuring                 (.11)             (.11)
Remediation related insurance recoveries      --               .07
Share of affiliate earnings                  .02              (.02)
Interest expense                            (.21)             (.23)
Change in outstanding shares of
   common stock                             (.07)             (.03)
Morton effect -- other than gross profit    (.49)             (.53)
Amortization of goodwill and other
   intangibles                              (.19)             (.22)
Effect of prior year items:
---------------------------
  - Gain on sales of facilities
    and investments, net                      --              (.50)
  - Extraordinary loss on early
    extinguishment of debt                   .02               .07
  - 1998 provision for writedown
    of assets                                 --               .08
Other                                        .09               .01
-----------------------------------------------------    ---------------
    Decrease from other causes             (1.01)            (2.20)
-----------------------------------------------------    ---------------
Decrease in basic per-share earnings      $ (.24)           $(1.24)
-----------------------------------------------------    ---------------
*Amounts shown are on a U.S. dollar basis and include the impact of currency movements compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Unaudited)
-------------------------------------------------------------------------------
                                       Quarter Ended        Nine Months Ended
                                       September 30,          September 30,
                                ------------------------   --------------------
                                    1999        1998          1999       1998
                                ------------------------   --------------------
CURRENT EARNINGS                (Millions of dollars, except per share amounts)
                                -----------------------------------------------
Net sales                         $ 1,577     $   909        $ 3,661   $ 2,836
Cost of goods sold                  1,027         564          2,280     1,712
--------------------------------------------------------   --------------------
Gross profit                          550         345          1,381     1,124

Selling and administrative expense    257         154            604       460
Research and development expense       65          50            165       154
Interest expense                       66           5             95        26
Amortization of goodwill and
   other intangibles                   33           1             40         4
Share of affiliate
   net earnings (losses)                5          --             (1)        2
Purchased in-process research
   and development                     --          --            105        --
Provision for restructuring            30          --             30        --
Gain (loss) on disposition of
   joint ventures                      --          --            (22)      131
Other income (expense), net            (6)         (2)             1       (19)
--------------------------------------------------------   --------------------
Earnings before income taxes and
   extraordinary item                  98         133            320       594
Income taxes                           40          44            161       216
--------------------------------------------------------   --------------------
EARNINGS BEFORE
   EXTRAORDINARY ITEM             $    58     $    89        $   159   $   378
Extraordinary loss on early
   extinguishment of debt (net
   of income tax benefit of
   $1 and $6, respectively)            --           3             --        13
--------------------------------------------------------   --------------------
NET EARNINGS                      $    58     $    86        $   159   $   365
Less preferred stock dividends         --           1              2         5
--------------------------------------------------------   --------------------
NET EARNINGS APPLICABLE
   TO COMMON SHAREHOLDERS         $    58     $    85        $   157   $   360
--------------------------------------------------------   --------------------
EARNINGS PER COMMON SHARE
   BEFORE EXTRAORDINARY ITEM
   (IN DOLLARS):
   - Basic                        $   .27     $   .51        $   .85   $  2.09
   - Diluted                          .26         .50            .84      2.05

NET EARNINGS PER
   COMMON SHARE:
   - Basic                        $   .27     $   .49        $   .85   $  2.02
   - Diluted                          .26         .48            .84      1.98

Common dividends                  $   .19     $   .18        $   .55   $   .52

Weighted average common shares
   outstanding (millions)
   - Basic                          217.3       172.5          184.7     178.3
   - Diluted                        221.1       178.5          188.3     184.3
--------------------------------------------------------   --------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS  (Unaudited)
------------------------------------------------------------------------
                                                  Nine Months Ended
                                                    September 30,
                                             ---------------------------
                                                 1999           1998
                                             ---------------------------
                                                 (Millions of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES         ---------------------------
Net earnings                                   $   159          $ 365
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Purchased in-process research and
         development                               105             --
      Depreciation, net of acquisitions            252            203
      Amortization of goodwill                      19             --
      Amortization of intangibles                   21             --
      Gain on sale of facilities
         and investments                            --            (76)
      Extraordinary loss on early
         extinguishment of debt, net of tax         --             13
      Provision for the write down of
         plant assets                               --             16
Changes in current assets and liabilities,
   net of acquisitions and divestitures:
      Deferred income taxes                        (41)             2
      Accounts receivable                           (9)           (42)
      Inventories                                  (28)            14
      Accounts payable and accrued liabilities      60            (27)
      Income taxes payable                          83            (19)
      Other, net                                  (100)            70
------------------------------------------------------------------------
      Net cash provided by operating activities    521            519
------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of businesses and affiliates,
   net of cash acquired                         (3,274)            --
Proceeds on sales of facilities and
   investments, net of cash sold                    --            287
Additions to land, buildings and equipment        (198)          (137)
Investments in affiliates, net of
   cash acquired                                    --            (21)
------------------------------------------------------------------------
      Net cash used for (provided by)
         investing activities                   (3,472)           129
------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt         2,571              8
Purchases of treasury stock                         (3)          (562)
Repayments of long-term debt                        --           (190)
Net change in short-term borrowings                559            177
Payment of dividends                              (100)           (95)
Other, net                                          (9)            (3)
------------------------------------------------------------------------
      Net cash provided by (used for)
         financing activities                    3,018           (665)
------------------------------------------------------------------------
Effect of exchange rate changes on cash             --             --
------------------------------------------------------------------------
      NET INCREASE (DECREASE) IN CASH
         AND CASH EQUIVALENTS                  $    67          $ (17)
------------------------------------------------------------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS  (Millions of dollars)
-----------------------------------------------------------------------------
                                         SEPT. 30,    December 31,  Sept. 30,
                                           1999           1998        1998
                                         ------------------------------------
                                        (Unaudited)                (Unaudited)
ASSETS                                   ------------------------------------
Current assets:
   Cash and cash equivalents              $    83        $   16      $   23
   Receivables, net                         1,271           711         752
   Inventories (note f)                       884           427         414
   Prepaid expenses and other assets          189           133         145
-----------------------------------------------------------------------------
      Total current assets                  2,427         1,287       1,334
-----------------------------------------------------------------------------
Land, buildings and equipment               7,282         4,471       4,375
Less accumulated depreciation               3,749         2,563       2,513
-----------------------------------------------------------------------------
      Net land, buildings and equipment     3,533         1,908       1,862
-----------------------------------------------------------------------------
Goodwill, net of amortization               2,097            70          78
Other intangible assets, net of
   amortization                             2,437            22          23
Other assets                                  681           361         332
-----------------------------------------------------------------------------
                                          $11,175        $3,648      $3,629
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                          $   784        $  172      $  240
   Accounts payable and accrued
      liabilities                           1,247           653         635
   Accrued income taxes payable               158            50         115
-----------------------------------------------------------------------------
      Total current liabilities             2,189           875         990
-----------------------------------------------------------------------------
Long-term debt                              3,242           409         388
Employee benefits payable                     623           432         415
Other liabilities                           1,550           352         315
Minority interest                              26            19          19
Commitments and contingencies

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note h)                           --            73         110
   Common stock: shares
      issued -- 242,078,367                   605           492         492
   Additional paid-in capital               1,939           139         119
   Retained earnings                        1,343         1,284       1,240
-----------------------------------------------------------------------------
                                            3,887         1,988       1,961
   Less: Treasury stock (note i)              226           286         304
   Less: ESOP shares                          127           132         133
   Accumulated other comprehensive income      11            (9)        (22)
-----------------------------------------------------------------------------
      Total stockholders' equity            3,545         1,561       1,502
-----------------------------------------------------------------------------
                                          $11,175        $3,648      $3,629
-----------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. Certain prior year amounts in the Statements of Cash Flows have been restated to conform to current year presentation. These financial statements should be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1998.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites and is also involved in potential remediations at some of its manufacturing facilities. At September 30, 1999, the reserves for remediation were $172 million, compared to $131 million at December 31, 1998. The 1999 amount includes $49 million of reserves for remediation related to Morton. The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Recoveries typically determine coverage for both past and future environmental spending. In the first nine months of 1999 and 1998 $10 million, and $9 million, respectively, were charged to earnings before tax for environmental remediation. In the 1999 period the company recorded income before tax of $22 million for remediation related insurance recoveries. The 1999 and 1998 charges include the aggregation of several small environmental accruals.

    During 1996, the U.S. EPA notified Morton of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. Morton retained an outside law firm to investigate, and it was confirmed that such reports had been falsified over a period of years. Other environmental problems at the plant were also identified, and the investigation has been expanded to address the additional issues. The company has been served with a draft multi-count complaint and grand jury subpoenas seeking documents related to wastewater discharge and groundwater monitoring reporting at Moss Point. Morton has furnished the requested documents, and is cooperating with the environmental authorities. As a result of these irregularities and possible violations, the company may be exposed to material fines, penalties, and remedial expenses, but is unable to determine the ultimate resolution.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $148 million. This amount does not include reasonably possible loss contingencies related to certain Morton sites as these contingencies have not yet been fully assessed.

    The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given quarter.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company. The company had been the subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. In the first quarter of 1999 the company reached a tentative settlement and agreed to pay $3 million subject to further government approval. This non-tax deductible tentative settlement was charged to income in the quarter. In 1998, subsequent to the sale of the AtoHaas joint venture, the buyer asserted a claim against the company related to the value of certain joint venture assets. In the second quarter of 1999 the company settled this matter for approximately $22 million ($14 million, after-tax).

(D) In the third quarter of 1998, the board of directors declared a three-for-one split of the company's common stock. The stock split was effected in the form of a 200 percent common stock dividend paid on September 1, 1998 to stockholders of record on August 7, 1998. The par value of the common stock remained $2.50 per share. Also during the third quarter of 1998, the company retired 39 million treasury shares. As a result of these transactions, the company reclassified $296 million from retained earnings to common stock. This amount represents the total par value of new shares issued. Amounts per share, numbers of common shares and capital accounts have been restated to give retroactive effect to the stock split.

(E) On June 21, 1999, the company acquired Morton for cash of $3 billion and the issuance of 45,121,227 shares of common stock, for a total transaction value of approximately $4.9 billion, including the assumption of $272 million of debt. The cash portion of the acquisition was financed primarily through a combination of commercial paper and the later issuance of longer term instruments (see below). As of September 30, 1999, $32 million had not yet been paid to former Morton shareholders pending the tender of their shares. This is reflected in accounts payable and accrued liabilities. Accounted for by the purchase method, the financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition, pending final determination of the fair value of certain acquired assets and liabilities. The allocation as of September 30, 1999, has resulted in acquired goodwill of $1.5 billion, which is being amortized on a straight-line basis over 40 years. Based on an independent appraisal, $105 million of the purchase price was allocated to in-process research and development, which was recorded as a charge in the second quarter of 1999.

    In late January 1999 the company acquired all of the outstanding shares of LeaRonal for approximately $460 million. LeaRonal develops and manufactures specialty chemical processes used in the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating and also provides processes for metal-finishing applications. The acquisition, financed primarily through commercial paper, was accounted for using the purchase method. The financial statements reflect the allocation of the purchase price based on estimated fair values at the date of acquisition, later analysis of certain acquired assets and liabilities and the effects of plans now under way to integrate the two companies, including asset write-downs and severance costs. The allocation as of September 30, 1999, has resulted in acquired goodwill of approximately $210 million, which is being amortized on a straight-line basis over 40 years. The results of LeaRonal have been included in the consolidated financial statements since the acquisition date.

    A provision for restructuring of $30 million was recognized in the quarter for costs related both to the integration of Morton and the company's redesign of its selling and administrative infrastructure. This after-tax charge of $19 million, or $.09 per share, is primarily composed of severance costs for approximately 500 people. The charge is net of certain after-tax pension settlement and curtailment gains. Further settlement gains will be realized over the next year to eighteen months. An additional $32 million severance-related reserve associated primarily with staff reductions of approximately 350 people in the acquired company was recorded as an increase to goodwill. Further charges are expected in the future as integration plans develop.

    Restructuring reserve activity for the quarter ended September 30, 1999 was as follows:

    Beginning balance                    $  --

    Provision charged to earnings           30
    Provision to goodwill                   32
    Payments made during the quarter       (16)
    Other changes to reserve                --
                                         -----
    Ending balance                       $  46
                                         -----

    The following unaudited pro forma information presents the results of operations of the Company as if the above acquisitions had taken place on January 1, 1998 and excludes the write-off of purchased in-process research and development of $105 million:

                                        Nine Months Ended
                                       ----------------------
    (In millions, except per           SEPT. 30,    Sept. 30,
    share amounts)                       1999         1998
                                       ---------    ---------
    Net sales                            $4,974       $4,853
    Net earnings                            245          297
    Diluted earnings per share           $ 1.12       $ 1.29

    These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

    On July 6, 1999, the company issued $2 billion of long-term debt, refinancing a portion of the commercial paper borrowings used as initial financing for the above transactions. These debt securities include $500 million of five-year 6.95% notes, $500 million of ten-year 7.40% notes and $1 billion of thirty-year 7.85% debentures. Each series of securities will mature on July 15 of its respective year of maturity with interest payable semiannually on January 15 and July 15 of each year, beginning January 15, 2000. The securities are senior unsecured obligations of the company and will rank equally with all other senior unsecured indebtedness. The securities contain restrictions similar to the company's other long-term debt. There are no restrictions on the payment of dividends.

(F) Inventories consist of:
    (Millions of dollars)


                                            SEPT. 30,   Dec. 31,  Sept. 30,
                                              1999        1998       1998
                                            ---------   --------  ---------
    Finished products and work in process      $696       $330       $307
    Raw materials and supplies                  188         97        107
                                               ----       ----       ----
    Total inventories                          $884       $427       $414
                                               ----       ----       ----

(G) The components of comprehensive income are as follows
    (millions of dollars):
                                              Quarter Ended
                                              September 30,
                                             ----------------
                                             1999        1998
                                             ----        ----
    Net earnings                              $58         $86
    Other comprehensive income, net of tax:
      Foreign currency translation
      adjustment                               31           4
                                             ----        ----
    Comprehensive income                      $89         $90
                                             ----        ----

                                               Nine Months
                                                  Ended
                                               September 30,
                                             ----------------
                                             1999        1998
                                             ----        ----
     Net earnings                            $159        $365
     Other comprehensive income, net of tax:
       Foreign currency translation
       adjustment                              20          (6)
                                             ----        ----
     Comprehensive income                    $179        $359
                                             ----        ----
(H) The number of preferred shares issued and outstanding were:

    September 30, 1999                  ---
    December 31, 1998             1,457,956
    September 30, 1998            2,198,590

(I) The number of common treasury shares were:
    September 30, 1999           23,256,038
    December 31, 1998            29,369,853
    September 30, 1998           31,148,635

Dithane and Goal are trademarks of Rohm and Haas Company.

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
-----------     -----------------------------------------------------------
Cover           Illustration and the words "Third Quarter Report 1999"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)